SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

CDK Global, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

12508E101
(CUSIP Number)

Brian Meyer Fir Tree, Inc. 505 Fifth Avenue 23rd Floor New York, New York 10017 (212) 599-0090 David E. Rosewater, Esq. Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 2, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 11 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12508E101	SCHEDULE 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS Fir Tree Value Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,150,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,150,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 14,150,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 12508E101	SCHEDULE 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS Fir Tree, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,150,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,150,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 14,150,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 8.8%
14	TYPE OF REPORTING PERSON IA; CO

CUSIP No. 12508E101	SCHEDULE 13D	Page 4 of 11 Pages

Item 1.	SECURITY AND ISSUER

This statement relates to the shares of Common Stock, par value $0.01 per share (the "Common Stock"), of CDK Global, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 1950 Hassell Road, Hoffman Estates, IL 60169. The shares of Common Stock reported herein were previously reported by the Reporting Persons on a Schedule 13G filed on November 5, 2014.

Item 2.	IDENTITY AND BACKGROUND

(a) and (b), Name of Person Filing, Address of Principal Place of Business and Principal Office, and Place of Organization:

Fir Tree Inc. (“Fir Tree”)

505 Fifth Avenue

23rd Floor

New York, New York 10017

A New York corporation

Fir Tree Value Master Fund, L.P. (“Fir Tree Value”)

c/o Citco Fund Services (Cayman Islands) Limited

89 Nexus Way, Camana Bay

P.O. Box 31106

Grand Cayman KY1-1205, Cayman Islands

A Cayman Islands exempted limited partnership

This Schedule 13D is being filed by Fir Tree on behalf of Fir Tree Value. Fir Tree is the investment manager to Fir Tree Value and has the authority to cause it to purchase securities issued by the Issuer and to exercise any and all voting rights associated with such securities.

Fir Tree and Fir Tree Value are together referred to as the “Reporting Persons.” The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this statement.

(c) Principal occupation or employment: Fir Tree provides investment management services to private individuals and institutions and its principal business is investment management. The principal business of Fir Tree Value is investing in securities.

(d) Conviction in criminal proceedings: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil proceedings: None the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Information regarding each executive officer and director of Fir Tree, the general partner of Fir Tree Value, and the controlling person of such general partner is set forth in Schedule A hereto and incorporated herein by reference.

CUSIP No. 12508E101	SCHEDULE 13D	Page 5 of 11 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used a total of approximately $425,210,000 (excluding brokerage commissions) in the aggregate to acquire the Common Stock reported in this Schedule 13D.

The source of the funds used to acquire the shares of Common Stock reported herein is the working capital of Fir Tree Value for the shares of Common Stock held by it, and margin borrowings described in the following sentence. Such shares of Common Stock are held by Fir Tree Value in commingled margin accounts, which may extend margin credit to Fir Tree Value from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons initially acquired beneficial ownership of the shares of Common Stock of the Issuer for investment purposes because they believed the Issuer's Common Stock represented an attractive investment opportunity. The Reporting Persons believe that the shares of Common Stock at current market prices are undervalued.

On December 2, 2014, the Reporting Persons had discussions with the management of the Issuer to discuss various topics regarding the Issuer, including margins, capital allocation policies and the alignment of management and employee incentives with shareholders. The Reporting Persons intend to continue such discussions and potentially make proposals with respect to the management and policies of the Issuer, including corporate governance, board composition, strategic plans and such topics as margins, capital allocation policies and management and employee incentives.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Board of Directors of the Issuer, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities"), disposing of any or all of their Securities, in the open market or otherwise, at any time and from time to time, and engaging in any hedging or similar transactions with respect to the Securities. The Reporting Persons reserve the right to change their intention with respect to, and pursue plans or proposals that relate to or could result in, any and all matters referred to in subparagraphs (a) – (j) of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 14,150,000 shares of Common Stock, constituting approximately 8.8% of the Issuer’s currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 160,630,650 shares of Common Stock outstanding as of November 10, 2014, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on November 13, 2014.

CUSIP No. 12508E101	SCHEDULE 13D	Page 6 of 11 Pages

(i)	Fir Tree:
	(a)	As of the date hereof, Fir Tree may be deemed the beneficial owner of 14,150,000 shares of Common Stock.
Percentage: Approximately 8.8% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 14,150,000 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 14,150,000 shares of Common Stock

(ii)	Fir Tree Value:
	(a)	As of the date hereof, Fir Tree Value may be deemed the beneficial owner of 14,150,000 shares of Common Stock
Percentage: Approximately 8.8% as of the date hereof.
	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 14,150,000 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 14,150,000 shares of Common Stock

To the knowledge of the Reporting Persons, the executive officers and directors of Fir Tree and the general partner of Fir Tree Value have no beneficial ownership of shares of Common Stock separate from the beneficial ownership held by the Reporting Persons.

(b) Fir Tree, as the investment manager to Fir Tree Value, has the shared power to vote or direct the voting, and to dispose or direct the disposition of, the 14,150,000 shares of Common Stock beneficially owned by Fir Tree Value.

(c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

(d) Not Applicable.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 1 hereto and is incorporated by reference herein.

Other than the joint filing agreement filed as an exhibit hereto, the Reporting Persons have no contracts, arrangements, understandings or relationships with any persons with respect to securities of the Issuer.

CUSIP No. 12508E101	SCHEDULE 13D	Page 7 of 11 Pages

Item 7.	EXHIBITS

Exhibit	Description
1	Joint Filing Agreement, dated December 8, 2014.

CUSIP No. 12508E101	SCHEDULE 13D	Page 8 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 8, 2014

FIR TREE INC.

By:	/s/ James Walker
Name:	James Walker
Title:	Managing Director

FIR TREE VALUE MASTER FUND, LP

By	FIR TREE INC., its Manager

By:	/s/ James Walker
Name:	James Walker
Title:	Managing Director

CUSIP No. 12508E101	SCHEDULE 13D	Page 9 of 11 Pages

Schedule A

INFORMATION REGARDING THE INSTRUCTION C PERSONS

The following sets forth the name, position, address, principal occupation, and citizenship of each director and executive officer of the applicable Reporting Persons and the name, state of organization, principal business, and address of the principal place of business and principal office of each general partner of the applicable Reporting Persons (such executive officers, directors, and general partners, the “Instruction C Persons”). To the best of the Reporting Persons’ knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock.

FIR TREE INC.

Directors and Officers:

Name	Position	Address	Principal Occupation	Citizenship/ Place of Organization
Jeffrey Tannenbaum	Sole Director and President	505 Fifth Avenue 23rd Floor New York, NY 10017	President of Fir Tree Inc.	United States
James Walker	Managing Director	505 Fifth Avenue 23rd Floor New York, NY 10017	Managing Director of Fir Tree Inc.	United States

FIR TREE VALUE MASTER FUND, L.P.

Fir Tree, L.L.C., the General Partner of Fir Tree Value Master Fund, L.P., is a Delaware limited liability company. Its principal business is acting as the general partner of Fir Tree Value Master Fund, L.P. Its principal place of business and principal office is located at 51 Bedford Road, Suites 3&4, Katonah, New York 10536. Jeffrey Tannenbaum is the controlling person of Fir Tree, L.L.C.

CUSIP No. 12508E101	SCHEDULE 13D	Page 10 of 11 Pages

Schedule B

Transaction History of the Reporting Persons with respect to the Common Stock

This Schedule sets forth information with respect to each purchase and sale of shares of Common Stock that were effectuated by the Reporting Persons during the past sixty days. Unless otherwise indicated, all transactions were effectuated in the open market through a broker and all prices exclude brokerage commissions.

Fir Tree Value

Trade Date	Type of Security	Shares Purchased (Sold)	Price Per Share ($)
10/06/2014	Common Stock	1,416,000	29.46
10/07/2014	Common Stock	1,916,000	28.68
10/08/2014	Common Stock	190,000	26.86
10/08/2014	Common Stock	16,696	26.94
10/09/2014	Common Stock	337,225	26.77
10/09/2014	Common Stock	108,304	26.75
10/10/2014	Common Stock	680,000	26.10
10/13/2014	Common Stock	490,000	26.25
10/14/2014	Common Stock	646,000	26.20
10/15/2014	Common Stock	664,000	25.47
10/16/2014	Common Stock	213,600	25.19
10/17/2014	Common Stock	74,667	25.80
10/17/2014	Common Stock	106,400	25.68
10/21/2014	Common Stock	50,000	27.62
10/21/2014	Common Stock	242,000	27.83
10/23/2014	Common Stock	150,000	28.05
10/23/2014	Common Stock	227,982	28.85
10/24/2014	Common Stock	100,000	29.53
10/27/2014	Common Stock	405,827	29.83
10/28/2014	Common Stock	2,909,167	32.72
10/28/2014	Common Stock	100,000	33.04
10/29/2014	Common Stock	693,884	32.52
10/29/2014	Common Stock	100,000	32.29
10/29/2014	Common Stock	196,130	32.45
10/29/2014	Common Stock	68,833	33.04
10/30/2014	Common Stock	25,000	32.54
10/30/2014	Common Stock	160,825	32.53
10/31/2014	Common Stock	125,000	33.21
10/31/2014	Common Stock	29,142	33.52
10/31/2014	Common Stock	150,000	33.23
10/31/2014	Common Stock	100,000	33.03
11/03/2014	Common Stock	218,680	33.52
11/04/2014	Common Stock	74,322	33.47
11/05/2014	Common Stock	319,453	34.05
11/05/2014	Common Stock	94,863	34.44
11/05/2014	Common Stock	600,000	34.26

CUSIP No. 12508E101	SCHEDULE 13D	Page 11 of 11 Pages

11/20/2014	Common Stock	50,000	38.09
11/21/2014	Common Stock	8,379	38.06
11/24/2014	Common Stock	37,398	38.09
11/25/2014	Common Stock	1,133	38.14
11/26/2014	Common Stock	17,866	38.02
11/28/2014	Common Stock	35,224	38.07